                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C. 20549





                                     SCHEDULE 13D


                        Under the Securities Exchange Act of 1934
                                  (Amendment No.   2  )*

                                    DRAVO CORPORATION
                                     (Name of Issuer)


                              Common Stock, Par Value $1.00
                              (Title of Class of Securities)

                                       261471106
                                     (CUSIP Number)

                           Stephen Zuppello, Managing Director
                           Deltec Asset Management Corporation
                            535 Madison Avenue, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                     Communications)

                                   December 31, 1995

                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 261471106


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Deltec International S.A.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                      (b) [ ]


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*

        AF, WC, OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Panama

                    7    SOLE VOTING POWER

                         226,800

     NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          732,400
     OWNED BY
       EACH         9    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             226,800
       WITH
                    10   SHARED DISPOSITIVE POWER

                         732,400

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        959,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.5%

  14    TYPE OF REPORTING PERSON*

        CO

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                              (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            This Amendment No. 2 amends and restates the Statement on

Schedule 13D filed with the Securities and Exchange Commission on

September 10, 1993, as amended and supplemented by Amendment No. 1 thereto filed on November 10, 1993.

Item 1.     Security and Issuer

            The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Shares"), of Dravo

Corporation ("DRV") whose principal executive offices are located at 3600

One Oliver Plaza, Pittsburgh, Pennsylvania 15222-2682.


Item 2.     Identity and Background

            This statement is filed by Deltec International S.A. ("Deltec

International"), a Panamanian corporation.  Deltec International is a holding company which is engaged through various subsidiaries principally in the provision of investment advisory and private banking services in the

Bahamas, the United States and the United Kingdom.   Deltec International's

subsidiaries include The Deltec Banking Corporation Limited ("Deltec

Banking"), a Bahamian banking corporation which is engaged principally in investment and merchant banking in the Bahamas, and Deltec Panamerica Trust

Company Limited ("Deltec Trust"), a Bahamian corporation which is engaged principally in the personal and corporate trust business in the Bahamas. Accordingly, any securities beneficially owned by Deltec Banking or Deltec Trust may be regarded, for purposes of

Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), as being beneficially owned by Deltec International.

            Deltec Banking's subsidiaries include Depasa Corporation

("Depasa"), a New York corporation which is principally engaged in commercial investment and merchant banking in the United States.  Depasa's subsidiaries include Deltec Asset Management Corporation ("Deltec Asset

Management"), a New York corporation which is registered as a broker-dealer under the Act and as an investment adviser under the Investment Advisers

Act of 1940.  Accordingly, any securities beneficially owned by Deltec

Asset Management may be regarded, for purposes of Section 13(d) of the Act,

as being beneficially owned by each of Depasa, Deltec Banking and Deltec

International.

            The address of the principal business and offices of Deltec

International, Deltec Banking and Deltec Trust is Deltec House, Lyford Cay,

Nassau, Bahamas, and the address of the principal business and offices of

Depasa and Deltec Asset Management is 535 Madison Avenue, 26th Floor, New

York, New York 10022.

            Kikis Fusco Asset Management Corporation ("KFAM"), whose

address is 535 Madison Avenue, 26th Floor, New York,

New York 10022, is a registered investment adviser which manages a number of investment advisory accounts that were formerly managed by Deltec Asset

Management.  KFAM's offices are located within Deltec Asset Management's offices and there is frequent contact between personnel of KFAM and personnel of Deltec Asset Management.  Because of the relationship between

Deltec Asset Management and KFAM, any securities beneficially owned by KFAM may be regarded, for purposes of Section 13(d) of the Act, as being beneficially owned by each of Depasa, Deltec Banking, Deltec Asset

Management and Deltec International.

            Appendix I attached hereto sets forth, with respect to each executive officer and director of Deltec International, Deltec Banking,

Deltec Trust, Depasa, Deltec Asset Management and KFAM, the following information:  (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.  Except where otherwise indicated in

Appendix I or as indicated above, the principal business of each organization listed in Appendix I is the provision of financial services.

            During the five years preceding the filing of this statement,

except as otherwise described in Appendix I neither Deltec International, Deltec Banking, Deltec Trust, Depasa, Deltec

Asset Management, KFAM, nor, to the knowledge of Deltec International, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            General corporate funds of Deltec Banking were used to purchase the 226,800 Shares which are owned beneficially by Deltec International through Deltec Banking.  Funds of customers of Deltec Trust for whom Deltec

Trust is authorized to exercise investment discretion were used to purchase the Shares which are owned beneficially by Deltec International through

Deltec Trust.  Funds of customers of Deltec Asset Management for whom

Deltec Asset Management is authorized to exercise investment discretion were used to purchase the Shares which are owned beneficially by Deltec

International through Deltec Asset Management.  Funds of customers of KFAM for whom KFAM is authorized to exercise
investment discretion were used to purchase the Shares which are owned beneficially by Deltec International through KFAM.  The aggregate amount of such funds expended by Deltec Banking and customers of Deltec Trust, Deltec

Asset Management and KFAM to purchase such Shares was $6,322,387.  No borrowed funds were used in connection with such purchases.

Item 4.     Purpose of Transaction

            The 959,200 Shares referred to in Item 5 were acquired by

Deltec Banking and by customers of Deltec Trust, Deltec Asset Management and KFAM for investment.  At the present time Deltec International has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of DRV, or the disposition of securities of DRV, (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving DRV or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of DRV or any of its subsidiaries, (d) any change in the present board of directors or management of DRV, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of DRV, (f) any other material change in DRV's business or corporate structure, (g) changes in DRV's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of DRV by any person, (h) causing a class of securities of DRV to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of DRV becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

            Deltec International and/or its subsidiaries or KFAM may

purchase additional Shares of DRV, in the open market or otherwise, at any time.

Item 5.     Interest in Securities of the Issuer

            As of the date of filing this statement, Deltec International may be deemed to own beneficially 959,200 Shares, or approximately 6.5% of the 14,703,546 Shares which DRV reported as outstanding at September 30,

1995.

            Of the 959,200 Shares beneficially owned by Deltec

International, 226,800 Shares are owned beneficially by Deltec

International through Deltec Banking, 124,700 Shares are owned beneficially by Deltec International through Deltec Trust on behalf of discretionary customers of Deltec Trust, 19,500 Shares are owned beneficially by Deltec

International through Deltec Asset Management on behalf of discretionary customers of Deltec Asset Management and

588,200 Shares are owned beneficially by Deltec International through KFAM on behalf of discretionary customers of KFAM.  Deltec Trust, Deltec Asset

Management and KFAM have the power to vote and dispose of the Shares they hold for such discretionary customers, who may also be regarded as having the power to vote and dispose of such Shares.  However, Deltec

International disclaims beneficial ownership of such 732,400 Shares owned beneficially through Deltec Trust, Deltec Asset Management and KFAM on behalf of discretionary customers.

            During the sixty days preceding the filing of this statement,

Deltec International purchased an additional 137,900 Shares in the open market, as more particularly set forth in Appendix II.  Of such Shares,

45,000 Shares were purchased for discretionary customers of Deltec Trust and 92,900 Shares were purchased for discretionary customers of KFAM.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

            Deltec International presently has no contracts, arrangements,

understandings or relationships with any person with respect to any securities of DRV.

Item 7.     Material to Be Filed as Exhibits

            1.  Power of Attorney, dated March 1, 1996, signed by the

President of Deltec International S.A. authorizing Stephen Zuppello to sign statements on Schedule 13D and amendments thereto.

                                 Signature

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 1996          DELTEC INTERNATIONAL S.A.



                                    By: /s/ Stephen Zuppello
                                       Stephen Zuppello
                                       Authorized Representative

                                                                 APPENDIX I


                         DELTEC INTERNATIONAL S.A.

                           DIRECTORS AND OFFICERS

                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS              CITIZENSHIP

Peter S. Darling        Managing Director       Mercury Asset Mgmt Group      British
  Chairman              Mercury Asset Mgmt      33 King William Street
                        Group                   London, England 3C2R 9AS

Penelope Dauphinot      Vice President of       Deltec International S.A.     Brazilian
  Deputy Chairman;      Deltec Inter-           P. O. Box N-3229
  Vice President        national S.A.           Nassau, Bahamas

Matthew F. Gibbons      President of Deltec     Deltec International S.A.     British
  President; Director;  International S.A.      P. O. Box N-3229
  CEO                                           Nassau, Bahamas

David P. McNaughtan     Chairman                Deltec Securities (U.K.)Ltd.  British
  Vice President        Deltec Securities       Brettenham House
                        (U.K.) Ltd.             5 Lancaster Place
                                                London, WC2E 9EN
                                                England

Gordon Bradshaw         Vice President &        The Deltec Banking            Canadian
  Treasurer             Controller of           Corporation Ltd.
                        The Deltec Banking      P. O. Box N-3229
                        Corporation Ltd.        Nassau, Bahamas

Stephanie E. Harding    Secretary of The        The Deltec Banking            Bahamian
  Secretary             Deltec Banking          Corporation Ltd.
                        Corporation Ltd.        P. O. Box N-3229
                                                Nassau, Bahamas

Arthur E. Byrnes        Chairman of the Board   Deltec Asset Mgmt. Corp.      U.S.
  Director              Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Jean Chalopin           Private investor        c/o Deltec Int'l S.A.         French
  Director                                      P. O. Box N-3229
                                                Nassau, Bahamas

Maurice M. Dwek         Private investor        Soditic Finance F.A.          British
  Director                                      114 rue du Rhone
                                                1204 Geneva
                                                Switzerland


Albert H. Gordon        Advisory director       PaineWebber Inc.              U.S.
  Director              PaineWebber Inc.        1285 Avenue of the Americas
                                                New York, N.Y. 10019

John R. Gordon          President & CEO         Deltec Asset Mgmt. Corp.      U.S.
  Director              Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Kiendl Gordon           Homemaker               c/o Deltec Asset Mgmt. Corp.  U.S.
  Director                                      535 Madison Avenue
                                                New York, N.Y. 10022

Peter T. Kikis          Private Investor        c/o Deltec Asset Mgmt. Corp.  U.S.
  Director                                      535 Madison Avenue
                                                New York, N.Y. 10022

John L. Loeb            Private Investor        Seagram Building              U.S.
  Director                                      375 Park Avenue, Suite 801
                                                New York, N.Y. 10152

J. Mario Santo Domingo  Presidente del          Cervecerias Bavaria S.A.      Colombian
  Director              Directorio              (brewery)
                        Bavaria, S.A.           Apartado Aereo 3538
                                                Bogota, Colombia

Gustavo J. Vollmer, Jr. Industrialist           Corpalmar                     Venezuelan
  Director                                      (sugar mill)
                                                Edificio Banco Del Orinoco
                                                Pisoq, Ave.FCO De Miranda
                                                Sector La Floresta
                                                Caracas, Venezuela

Gustavo J. Vollmer, Sr. Private investor        Banco Mercantile C.A.         Venezuelan
  Director                                      Apartado 789
                                                Caracas 1010, Venezuela

                  DELTEC PANAMERICA TRUST COMPANY LIMITED

                           DIRECTORS AND OFFICERS


                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS              CITIZENSHIP

Matthew F. Gibbons      President of Deltec     Deltec International S.A.     British
  Chairman & Director   International S.A.      P. O. Box N-3229
                                                Nassau, Bahamas

Jennifer E. Rahming     Trust Officer of        Deltec Panamerica Trust       Bahamian
  Managing Director;    Deltec Panamerica       Company Limited
  Asst. Vice President; Trust Company Ltd.      P. O. Box N-3229
  Director                                      Nassau, Bahamas

Ella M. Thompson        Secretary-Treasurer     Deltec Panamerica Trust       Bahamian
  Secretary-Treasurer   of Deltec Panamerica    Company Limited
  and Director          Trust Company Ltd.      P. O. Box N-3229
                                                Nassau, Bahamas

Penelope Dauphinot      Vice President of       Deltec International S.A.     Brazilian
  Director              Deltec Interna-         P. O. Box N-3229
                        tional S.A              Nassau, Bahamas

Antonio Augusto de      President               Deltec Holdings Inc.          Portuguese
  Araujo Faria Guedes   Deltec Holdings Inc.    (real estate development)
  Director and                                  Rua Alcides Lourenco Da Rocha
  Assistant Secretary                           167-10 Andar
                                                Sao Paulo, Brazil
                                                CEP 04571

Andre J. Feldman        Trust Services,         Deltec Panamerica Trust       Bahamian
  Director; Managing    Deltec Panamerica       Company Limited
  Director              Trust Company Ltd.      P.O. Box N-3229
                                                Nassau, Bahamas

Roland P. Malimpensa    Vice President          Deltec Holdings Inc.          Brazilian
  Director              Deltec Holdings Inc.    (real estate development)
                                                Rua Alcides Lourenco Da Rocha
                                                167-10 Andar
                                                Sao Paulo, Brazil
                                                CEP 04571

Patricia N. Sandford    Managing Director,      Deltec Panamerica Trust       U.S.
  Director; Managing    Deltec Panamerica       Company Limited
  Director              Trust Company Ltd.      P.O. Box N-3229
                                                Nassau, Bahamas

                   THE DELTEC BANKING CORPORATION LIMITED

                           DIRECTORS AND OFFICERS


                        PRINCIPAL                  NAME AND
NAME                    OCCUPATION                 BUSINESS ADDRESS           CITIZENSHIP

Matthew F. Gibbons      President                  Deltec International S.A.  British
  Chairman; Director    Deltec International S.A.  P.O. Box N-3229
                                                   Nassau, Bahamas

Andre J. Feldman        Chief Operating Officer    The Deltec Banking         Bahamian
  Director; Vice        The Deltec Banking         Corporation Limited
  President & COO       Corporation Limited        P.O. Box N-3229
                                                   Nassau, Bahamas

Jeffrey A. Williams     Vice President of          The Deltec Banking         Bahamian
  Vice President        The Deltec Banking         Corporation Limited
                        Corporation Limited        P. O. Box N-3229
                                                   Nassau, Bahamas

Stephanie E. Harding    Secretary & Treasurer      The Deltec Banking         Bahamian
  Secretary & Treasurer of The Deltec Banking      Corporation Ltd.
                        Corporation Limited        P. O. Box N-3229
                                                   Nassau, Bahamas

Gordon Bradshaw         Vice President &           The Deltec Banking         Canadian
  Vice President,       Controller of The Del-     Corporation Ltd.
  Controller & Director tec Banking Corp. Ltd.     P. O. Box N-3229
                                                   Nassau, Bahamas

Antonio Augusto de      President                  Deltec Holdings Inc.       Portuguese
  Araujo Faria Guedes   Deltec Holdings Inc.       (real estate development)
  Vice President and                               Rua Alcides Lourenco Da Rocha
  Director                                         167-10 Andar
                                                   Sao Paulo, Brazil
                                                   CEP 04571

Roland P. Malimpensa    Vice President             Deltec Holdings Inc.       Brazilian
  Director              Deltec Holdings Inc.       (real estate development)
                                                   Rua Alcides Lourenco Da Rocha
                                                   167-10 Andar
                                                   Sao Paulo, Brazil
                                                   CEP 04571


Patricia N. Sandford    Managing Director of       Deltec Panamerica Trust    U.S.
  Director; Managing    The Deltec Banking         Company Limited
  Director              Corporation Limited        P.O. Box N-3229
                                                   Nassau, Bahamas

David P. McNaughtan     Chairman                   Deltec Securities (U.K.)   British
  Director              Deltec Securities          Brettenham House
                        (U.K.) Ltd.                5 Lancaster Place
                                                   London, WC2E 9EN
                                                   England

Jennifer E. Rahming     Trust Officer of           The Deltec Banking         Bahamian
  Vice President        The Deltec Banking         Corporation Limited
                        Corporation Limited        P.O. Box N-3229
                                                   Nassau, Bahamas

                             DEPASA CORPORATION

                           DIRECTORS AND OFFICERS


                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS             CITIZENSHIP

Arthur E. Byrnes        Chairman of the Board   Deltec Asset Mgmt. Corp.      U.S.
  Chairman, President   Deltec Asset Mgmt.      535 Madison Avenue
  & Director            Corporation             New York, N.Y. 10022

John A. Cento           Senior Vice President   Deltec Asset Mgmt. Corp.      U.S.
  Vice President,       Deltec Asset Mgmt.      535 Madison Avenue
  Treasurer & Director  Corporation             New York, N.Y. 10022

Harry Chang             Vice President          Depasa Corporation            U.S.
  Vice President        Depasa Corporation      535 Madison Avenue
                                                New York, N.Y. 10022

John R. Gordon          President & CEO         Deltec Asset Mgmt. Corp.      U.S.
  Director              Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Elizabeth A. O'Reilly   Secretary               Deltec Asset Mgmt. Corp.      U.S.
  Secretary             Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Stephen Zuppello        CFO, COO & Managing     Deltec Asset Mgmt. Corp.      U.S.
  Director              Director                535 Madison Avenue
                        Deltec Asset Mgmt.      New York, N.Y. 10022
                        Corporation

                    DELTEC ASSET MANAGEMENT CORPORATION

                           DIRECTORS AND OFFICERS


                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS              CITIZENSHIP

Arthur E. Byrnes        Chairman of the Board   Deltec Asset Mgmt. Corp.      U.S.
  Chairman of the Board Deltec Asset Mgmt.      535 Madison Avenue
  & Director            Corporation             New York, N.Y. 10022

John R. Gordon          President & CEO         Deltec Asset Mgmt. Corp.      U.S.
  President, CEO        Deltec Asset Mgmt.      535 Madison Avenue
  & Director            Corporation             New York, N.Y. 10022

John A. Cento           Senior Vice President   Deltec Asset Mgmt. Corp.      U.S.
  Senior Vice Presi-    Deltec Asset Mgmt.      535 Madison Avenue
  dent, Treasurer       Corporation             New York, N.Y. 10022
  & Director

Stephen Zuppello        COO, CFO & Managing     Deltec Asset Mgmt. Corp.      U.S.
  COO, CFO, Managing    Director                535 Madison Avenue
  Director & Director   Deltec Asset Mgmt.      New York, N.Y. 10022
                        Corporation

Stephen J. Albert       Managing Director       Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Reed L. Harman          Managing Director       Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Robin R. Keller         Managing Director       Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Nancy D. Pundyk         Managing Director       Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Denis T. Quinn          Managing Director       Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Alan L. Werlau          Managing Director       Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022



Frank Codispoti         Vice President          Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Dana H. Harper          Vice President          Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Paul J. McCarthy        Vice President          Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Cricket B. Weaver       Vice President          Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

James T. White          Vice President          Deltec Asset Mgmt. Corp.      U.S.
                        Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Elizabeth A. O'Reilly   Secretary               Deltec Asset Mgmt. Corp.      U.S.
  Secretary             Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

James M. Colleary       Assistant Secretary &   Deltec Asset Mgmt. Corp.      U.S.
  Assistant Treasurer   Assistant Treasurer     535 Madison Avenue
  Assistant Secretary   Deltec Asset Mgmt.      New York, N.Y. 10022
                        Corporation

Wolfgang Traber         Managing Director       Hanseatic Corp.               German
  Director              Hanseatic Corp.         (investment company)
                                                450 Park Avenue
                                                New York, N.Y. 10022

            There have been two private actions against Deltec Asset Management Corporation arising from the bankruptcy of Cascade
International, Inc.

            In re Cascade International Securities Litigation, Case No. 91-8652-Civ-Nesbitt, in the United States District Court for the Southern District of Florida, West Palm Beach Division, was a class action brought by Cascade shareholders alleging that Deltec Asset Management Corporation violated federal and state laws in connection with sales of Cascade common stock. Deltec Asset Management Corporation and the plaintiffs entered into a Stipulation of Settlement on November 15, 1994 in which plaintiffs agreed, subject to Court approval, to dismiss with prejudice all claims against Deltec Asset Management Corporation and Deltec Asset Management Corporation agreed to pay $731,277 into an escrow account pursuant to the cease and desist order of the Securities and Exchange Commission referred to below for distribution to qualified claimants and to pay $100,000 into a second escrow account for payment of plaintiffs' attorneys' fees. The Stipulation of Settlement was submitted for Court approval on March 13, 1995. The Court entered the order of preliminary approval on August 9, 1995. On December 7, 1995, the Court entered the Order and Final Approval of Settlement and Final Judgment approving the proposed settlement with class plaintiffs and dismissing the action against Deltec Asset Management Corporation with prejudice.

            Welt v. Deltec Asset Management Corporation, Case No. 93-8634 BKC-RAM, pending in the United States Bankruptcy Court for the Southern District of Florida, is an adversary proceeding brought against Deltec Asset Management Corporation by Cascade's trustee in bankruptcy alleging claims under federal and state law for fraudulent transfer, conversion and breach of contract with respect to Deltec Asset Management Corporation's purchases of Cascade common stock and receipt of shares of common stock of Conston Corporation pursuant to an option exercised by Cascade. Deltec Asset Management Corporation filed a motion to dismiss the complaint for failure to state a claim. On March 10, 1995, the Bankruptcy Court dismissed the Trustee's claims of fraud, constructive fraudulent transfer and preferential transfer, but denied Deltec Asset Management Corporation's motion to dismiss claims of conversion and breach of contract for Deltec Asset Management Corporation's purchases of Cascade stock. The Court denied the Trustee's motion for reconsideration of its March 10, 1995 order, but allowed the Trustee to file an amended complaint which was served upon Deltec Asset Management Corporation on or about September 13, 1995. Deltec Asset Management Corporation filed its answer to the amended complaint on October 13, 1995 and moved for summary judgment against the Trustee's remaining claims on February 29, 1996.

            In an administrative proceeding entitled In the Matter of Deltec Asset Management Corp. f/k/a Deltec Securities Corp., the Securities and Exchange Commission entered an Order Instituting Public Administrative Proceedings Pursuant to Section 8A of the Securities Act of 1933 against Deltec Asset Management Corporation on November 8, 1994 and accepted Deltec Asset Management Corporation's Offer of Settlement. The Order found that Deltec Asset Management Corporation violated Sections 5(a) and 5(c) of the Securities Act in that Deltec Asset Management Corporation sold 1,200,000 shares of common stock of Cascade International, Inc. when no registration statement was filed or in effect and that no exemption from registration was available. Deltec Asset Management Corporation was ordered to cease and desist from committing or causing any future violation of Sections 5(a) and 5(c) of the Securities Act and to pay $731,277, the amount of its profits on the sales, into an escrow fund for distribution upon Court approval to qualified claimants in the class action entitled In re Cascade International Securities Litigation, No. 91-8652-Civ-Nesbitt (S.D. Fla.).

                  KIKIS FUSCO ASSET MANAGEMENT CORPORATION

                           DIRECTORS AND OFFICERS


                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS          CITIZENSHIP

Thomas P. Kikis         Director & Co-CEO       Kikis Fusco Asset Mgmt.   U.S.
  Director              Kikis Fusco Asset       Corporation
                        Mgmt. Corporation       535 Madison Avenue
                                                New York, N.Y. 10022

William J. Fusco        Director & Co-CEO       Kikis Fusco Asset Mgmt.   U.S.
  Director              Kikis Fusco Asset       Corporation
                        Mgmt. Corporation       535 Madison Avenue
                                                New York, N.Y. 10022

Spiro Gillis            Chief Financial Officer Kikis Fusco Asset Mgmt.   U.S.
                        Kikis Fusco Asset       Corporation
                        Mgmt. Corporation       535 Madison Avenue
                                                New York, N.Y. 10022

                                                                APPENDIX II


                      SCHEDULE OF PURCHASES OF SHARES

                         DURING THE PAST SIXTY DAYS

Date                     Number of Shares               Price per share

1/17/96                       10,000                         11.375

1/18/96                        5,000                         11.50

1/19/96                       10,000                         11.50

1/22/96                       20,000                         11.375

1/23/96                        1,000                         11.25

1/24/96                       90,900                         11.375

1/24/96                        1,000                         11.405

                                                                  Exhibit 1



                             POWER OF ATTORNEY



            KNOW ALL MEN BY THESE PRESENTS that Deltec International S.A.

hereby authorizes Stephen Zuppello, Managing Director of Deltec Asset

Management Corporation, to sign any and all statements on Schedule 13D and amendments thereto to be filed by Deltec International S.A. with the

Securities and Exchange Commission relating to the Common Stock, par value

$1.00 per share, of Dravo Corporation.



Dated:  March 8, 1996   DELTEC INTERNATIONAL S.A.



                              By /s/ Matthew F. Gibbons
                                Matthew F. Gibbons
                                President